April 9, 2020

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C.  20549-4561

Attn:	Robert Shapiro
Senior Staff Accountant

Doug Jones
Senior Staff Accountant

	Re:	TESSCO Technologies Incorporated
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed June 11, 2019
Form 10-Q for the Fiscal Quarter Ended December 29, 2019
Filed February 7, 2020
File No. 001-33938

Dear Messrs. Shapiro and Jones:

This letter responds to the comment letter dated March 27, 2020, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 31, 2019, and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2019, filed by TESSCO Technologies Incorporated (the “Company” or “TESSCO”), with the Commission on June 11, 2019 and February 7, 2020, respectively (each, as applicable, a “Filing”).  For your convenience, the Staff comments have been reproduced and appear in italics below, and are followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 30

United States Securities and Exchange Commission
April 9, 2020

1.                                      Comment:  It appears cost of goods sold is material to your annual and interim consolidated and segment results. Please discuss and quantify the impact of each component of cost of goods sold that caused cost of goods sold to materially vary on a consolidated and segment basis between comparable periods. Also, discuss and quantify any underlying factors causing the variance. Refer to Items 303(a), 303(a)(3)(i) and 303(b) of Regulation S-K (and applicable instructions) and Section 501.04 of the staff’s Codification of Financial Reporting Policies for guidance.

RESPONSE:

Tessco is a value-added technology distributor, manufacturer, and solutions provider serving commercial and retail customers in the wireless infrastructure and mobile device accessories markets.  Substantially all of the Company’s revenues are derived from the resale of finished good products purchased from third party manufacturers.

Accordingly, cost of goods sold included in the Consolidated Statements of Income primarily relate to the net cost of products purchased from third party manufacturers.  Cost of goods sold also includes, to a much lesser extent, freight-in, duties, tariffs, and excess and obsolete inventory expense.

In the Management, Discussion and Analysis (MD&A) section of the applicable Filing, we do not specifically identify changes in cost of goods sold.  However, we discuss changes in revenue and gross profit, both in the aggregate and by each segment.  Accordingly, trends or changes of cost of goods sold between comparable periods are demonstrated by taking into account the changes in revenue and gross profit. We also typically discusses significant changes in gross margins.  In large part, per unit product costs do not materially change from period to period.  However, gross margins do fluctuate largely depending on the customer and product mix in any given period.  When significant changes occur in the non-product components of cost of goods sold, such as tariffs and freight, those changes are discussed in filed reports.

While we believe the that material drivers of cost of goods sold have been discussed within the gross profit and revenues portion of the applicable MD&A section, we will in future filings also separately discuss in the MD&A the aggregate change in cost of goods sold in each period, and continue to quantify the effect of each component of cost of goods sold that caused costs of goods sold to materially vary on a consolidated and segment basis between comparable periods, and discuss and quantify any underlying factors causing the variance.

Form 10-Q for the Fiscal Quarter Ended December 29, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Securities and Exchange Commission
April 9, 2020

Results of Operations

First Nine Months of Fiscal Year 2020 Compared with First Nine Months of Fiscal Year 2019

Total Revenues and Total Gross Profit, page 20

2.                                      Comment:   You disclose the (1) impact of tariffs, (2) significantly lower revenues from one of your more significant retail customers, and (3) continued softness in your retail segment have affected your results. To the extent material, please discuss in interim and annual periods, as appropriate, whether these are known trends or uncertainties you reasonably expect will impact your future consolidated and segment results and/or consolidated cash flows from operations. Quantify the impact to the extent information is reasonably available. Refer to Items 303(b), 303(a)(1), and 303(a)(3)(ii) of Regulation S-K, and references to trend information within Commission Release Nos. 33-6835 and 33-8350 for guidance.

RESPONSE:

The impact of tariffs has not historically been material and we have had some success in mitigating the more recent impact through responsive action.  In addition, we disclose that agreements upon which our customer relationships are based (which include those applicable to our retail customers referred to in the referenced filing) typically do not include any obligation in respect of any specific product purchase or sale, are of limited duration, and are terminable by the customer upon relatively short notice. We also disclose that we have been affected from time to time in the past by the loss and changes in the business habits of significant customers, and expect that we will again be so affected from time to time in the future.

Lastly, the continued softness in our retail segment is further reinforced in the MD&A by reference to the discussion in Note 3 of our Financial Statements of the goodwill impairment charge recorded during this period.  There, we discuss how our analysis related to macroeconomic, industry and company specific events (including, as noted, continued decline in sales and profitability in our retail segment, and the transition of our largest retail customer) and trends, and valuation techniques, including a discounted cash flow or income approach and estimated present value of future cash flows, led to the charge.  We will, to the extent material, continue to discuss these items and whether these items reflect known trends or uncertainties that the Company reasonably expects will impact future consolidated and segment results and/or consolidated cash flows from operations, in future interim and annual filings, and expand upon these items and any known trends and uncertainties, all as material and appropriate.

Please direct any questions or comments to me at (410) 229-1419.

United States Securities and Exchange Commission
April 9, 2020

Sincerely,

/s/ARIC SPITULNIK

Aric Spitulnik
Senior Vice President, Corporate Secretary and Chief Financial Officer (Principal Financial Officer)

cc:                                Sandip Mukerjee
Douglas M. Fox, Esquire, Ballard Spahr LLP